Exhibit 99.1

Lixiang Education Announces Appointment of Chief Financial Officer

LISHUI, China, August 4, 2021 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious private primary and secondary education service provider in China, today announced the appointment of Mr. Luoyuan Ye as the Chief Financial Officer (“CFO”) of the Company, effective August 1, 2021. Mr. Ye will be primarily responsible for establishing, implementing and supervising the financial, accounting, audit and budgetary aspects of the operations of the Company. Former CFO Mr. Weijian Xu will remain with Company as Strategic Investment Manager and will focus on investment and mergers and acquisitions of the Company.

Mr. Luoyuan Ye, aged 40, brings extensive accounting and financial experience to the Company. Since April 2014, Mr. Ye has served as the Founding Partner of Guangdong Jinshi Capital Co., Ltd., a financial advisory company, where he provides financial advisory services for Chinese companies listed in overseas capital markets. Since April 2020, Mr. Ye has served as an independent director of Chenghe Technology Co., Ltd. From October 2011 to March 2014, Mr. Ye served as the Investment Director of Xiangrong (Tianjin) Investment Management Limited Partnership. From October 2008 to July 2010, Mr. Ye served as a manager of Beijing office of Marcum Bernstein & Pinchuk LLP. From July 2004 to September 2008, Mr. Ye served as a senior auditor of PricewaterhouseCoopers Zhong Tian LLP Guangzhou Branch. Mr. Ye received his dual bachelor degrees in business management and science from Sun Yat-sen University and is a member of Chinese Institute of Certified Public Accountants (CICPA) and American Institute of Certified Public Accountants (AICPA). Mr. Ye is also a China Certified Tax Agent (CICTA).

“I am pleased to welcome Mr. Ye to our leadership team,” said Biao Wei, CEO of Lixiang Education. “His extensive experience in accounting firm, as well as his track record with financial advisory company, will be critical as we enter our next phase of growth. I am confident that Mr. Ye will provide strong leadership and I look forward to working together to drive our vision and growth strategy forward and deliver increased value for shareholders and all stakeholders.”

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com